SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-37829

AIOS Tech Inc.

(Registrant’s name)

Room 407, Tower 2, Harbour Centre

8 Hok Cheung Street, Hunghom, Kowloon

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒      Form 40-F ☐

Explanatory Note

The Registrant is furnishing this Report on Form 6-K to provide its Operating and Financial Review and unaudited interim financial statements for the six months ended June 30, 2026.

Incorporation by Reference

The contents of this Current Report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-297531) that was initially filed with the SEC on July 17, 2026 and declared effective by the SEC on July 27, 2026.

Financial Statements and Exhibits.

The following exhibits are attached.

Exhibit	Description
99.1	Operating and Financial Review for the Six Months Ended June 30, 2026

99.2	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2026 and Related Notes

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIOS Tech Inc.

Date: September 21, 2026	By:	/s/ Guo Li
	Name:	Guo Li
	Title:	Co-Chief Executive Officer

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